UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 1, 2017

(Date of earliest event reported): February 23, 2017

Green Leaf Investment Fund Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Part II. Change in Our Offering:

(1) Previous stock issuance:

a.	On May 10, 2015 our CEO, Douglas DiSanti was issued 62,500,000 shares of its $.0001 par value common stock.

b.	On February 27, 2017, Douglas DiSanti our CEO retired 55,500,000 of his 62,500,000 shares that were issued to him on May 10, 2015. Mr. DiSanti, our CEO now owns 7,000,000 shares of its $.0001 par value common stock. The shares were returned to the company’s transfer agent on February 27, 2017. On the same day our Board of Directors and majority shareholder’s approved the reduction in common shares to our founder and CEO.

Securities being offered by the Selling Stockholders:

(2) Change to shares being offered for resale during the offering:

a.	18,750,000 shares of common stock, at a fixed price of $0.48 offered by selling stockholders in a resale offering. As previously mentioned this fixed price applies at all times unless at any time our shares are quoted on the Over The Counter Marketplace “OTC” which at such time shares may be sold at prevailing market prices or at privately negotiated prices by the selling stockholders. The offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular, unless extended by our Board of Directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

b.	Douglas DiSanti our CEO will not be offering any of his personal securities for re-sale during this offering. On February 27, 2017 our Board of Directors and majority shareholder’s approved the decision not to offer any of the CEO’s personal stock during this offering. Through this offering we will now have a total 62,500,000 shares of common stock in Green Leaf Investment Fund for sale.

(3) Change to Authorized Stock:

a.	As of May 4, 2015, we have authorized capital stock consisting of 500,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”) and 20,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”).

b.	On February 23, 2017, we amended the Authorized Common Stock from 500,000,000 to 200,000,000. On the same day our Board of Directors and majority shareholder’s approved the reduction of Authorized Common Stock.

(4) CEO’s Ownership interest:

a.	Our officer & director, control person and/or affiliate(s) do not intend to purchase any Shares in this Offering. If all the Shares in this Offering are sold, our President, Chief Executive Officer and Director Douglas DiSanti will own approximately 50.1% of the voting power of our outstanding capital stock.

b.	Our officer & director, control person and/or affiliate(s) do not intend to purchase any Shares in this Offering. With the reduction in common stock issued to our CEO, Douglas DiSanti will own approximately 36% of the voting power of our outstanding common stock if all the shares in this offering are sold.

Item 9. Other Events

Effective February 23, 2017, we have changed the Authorized Capital Common stock from 500,000,000 to 200,000,000. We filed a Certificate of Amendment to our Articles of Incorporation in the State of Nevada to reflect this change.

Effective February 27, 2017, our CEO returned 55,500,000 shares of his common stock back to Mountain Share Transfer, LLC the company’s transfer agency.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund Inc.

Date: March 1, 2017	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	March 1, 2017
Douglas DiSanti	(Principal Executive Officer)

/s/ John Prettitore	Chief Financial Officer	March 1, 2017
John Prettitore	(Principal Financial Officer)